Exhibit 99.4

NQ Mobile Inc.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: NQ)

Ballot for the Annual General Meeting

to Be Held on December 19, 2014

(or any adjourned or postponed meeting thereof)

I/We                              of                             , being the registered holder of                              common shares1, par value US$0.0001 per share, of NQ Mobile Inc. (the “Company”), hereby cast my ballot as follows:

No.	RESOLUTION	FOR[2]	AGAINST [2]	ABSTAIN [2]
1.	The ordinary resolution as set out in the Notice of Annual General Meeting regarding the approval, confirmation and ratification of an increase in the Company’s authorized share capital to US$180,000, divided into (a) 1,560,000,000 Class A Common Shares of a par value of US$0.0001 each and (b) 240,000,000 Class B Common Shares of a par value of US$0.0001 each, by the creation of 1,000,000,000 Class A Common Shares of a par value of US$0.0001 each, as previously approved by the Company’s directors.

2.	The special resolution as set out in the Notice of Annual General Meeting regarding the approval, confirmation and ratification of an amendment to Section 8 of the Company’s Memorandum of Association to reflect such increase in the Company’s authorized share capital set forth above, as previously approved by the Company’s directors.

Signature(s) [3]

[1]	Please insert the number and class (i.e., Class A or Class B) of common shares registered in your name(s) to which this proxy relates. If no number is inserted, this ballot will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.
[3]	This ballot must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.